UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2026

Legato Merger Corp. III

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41945	98-1761148
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Third Avenue, 37th Floor, New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 319-7676

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one-half of one redeemable warrant	LEGT U	NYSE American

Ordinary shares, par value $0.0001 per share	LEGT	NYSE American

Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LEGT WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

As previously disclosed, on November 12, 2025, Legato Merger Corp. III, a Cayman Islands exempted company (“Legato”), Einride AB, a limited liability company formed under the laws of Sweden (“Einride”), and Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Einride (“Merger Sub”), entered into a Business Combination Agreement (as it may be further amended, modified or supplemented from time to time, the “BCA”). Pursuant to the BCA, Legato will merge with and into Merger Sub, with Merger Sub surviving the merger (“Merger”). As a result of the Merger, Merger Sub will continue as a direct, wholly-owned subsidiary of Einride, with the shareholders of Legato becoming shareholders of Einride.

Amendment to BCA

On February 26, 2026, the parties entered into an amendment to the BCA (the “Amendment”). Pursuant to the Amendment, among other things, the Equity Value (as defined in the BCA) of Einride has been reduced from $1,800,000,000 to $1,350,000,000.

A copy of the Amendment is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, and is incorporated herein by reference. The description of the Amendment has been included to provide investors with information regarding its terms. It is merely a summary of the Amendment and is qualified in its entirety by reference to the text of the Amendment and not intended to provide any other factual information about Legato, Einride or their respective affiliates.

PIPE

On February 26, 2026, Legato and Einride entered into subscription agreements (“Subscription Agreements”) with accredited investors (collectively, the “Investors”), pursuant to which Einride will, substantially concurrently with, and contingent upon, the consummation of the Merger, sell an aggregate of 12,235,420 American depositary shares of Einride (“ADSs”), each representing one ordinary share of Einride (“Ordinary Share”), to the Investors for an aggregate purchase price of $113.3 million (the “PIPE”). In addition, the Investors will receive warrants (the “Warrants”) to purchase an aggregate of 18,353,130 ADSs.

The closing of the Subscription Agreements (“Closing”) is conditioned upon, among other things, (i) all conditions precedent to the closing of the transactions contemplated by the BCA (the “Transaction”) contained in the BCA shall have been satisfied or waived and the closing of the Transaction shall be scheduled to occur concurrently with and on the same date as the date of the Closing (the “Closing Date”) and (ii) the accuracy of all representations and warranties of Einride and Legato in the Subscription Agreements (subject to certain bring-down standards).

Subscription Agreements

The Subscription Agreements contain representations, warranties and covenants of Einride, Legato and the Investors that are customary for agreements of their nature. In addition, the Subscription Agreements contain the following provisions:

●	At the Closing, certain of the initial shareholders of Legato will transfer to one Investor 553,471 of the founder shares of Legato held by them (which will be exchanged for ADSs in the Merger), and Einride will issue to another Investor an additional 1,400,000 ADSs.

●	If, on the 24 month anniversary of the Closing Date, an Investor beneficially owns at least 50% of the ADSs originally subscribed for, Einride will issue to the Investor additional Warrants (the “Additional Warrants”) entitling the Investor to purchase 50% of the number of the ADSs originally subscribed for (giving effect to any reclassification, recapitalization, share division or consolidation, exchange or readjustment of Ordinary Shares or change in the number of Ordinary Shares represented by ADSs that may have occurred during the period from the Closing Date to and including the date of issuance of the Additional Warrants).

●	In the event that on the 21st trading day following the six-month anniversary of the effective date of the Registration Statement (as defined below), the VWAP of the ADSs is less than $10.90, each Investor will receive Warrants to purchase a number of additional ADSs equal to (i) the product of (x) the number of ADSs originally subscribed for, multiplied by (y) $10.90, divided by the Reset Price (as defined below) minus (ii) the number of ADSs originally subscribed for (the “Reset Warrants”).

●	The Additional Warrants and the Reset Warrants will contain substantially the same terms and conditions (including as to expiration date) as the Warrants, except that, in the case of the Additional Warrants, if the exercise price of the Warrants has been adjusted to the Measurement Price (as defined below), the initial exercise price of the Additional Warrants shall be the same as the exercise price of the Warrants after giving effect to such adjustment, and in the case of the Reset Warrants, the initial exercise price will be the Reset Price. The “Reset Price” is the greater of (x) the VWAP of the ADSs on the 21st trading day following the six-month anniversary of the effective date of the Registration Statement and (y) $5.00.

●	At the Investor’s election, the number of ADSs subscribed for may be reduced on a one-for-one basis by up to the aggregate number of (i) ordinary shares of Legato purchased by the Investor for its own account pursuant to open-market transactions with third parties prior to the record date for the Legato shareholder meeting at which the Transactions will be considered, and (ii) ordinary shares of Legato the Investor beneficially owns as of the date of the Subscription Agreements, in each case, that are held through the Closing Date.

●	Einride has agreed that on or prior to the Closing Date, and no later than 30 days thereafter, Einride will endeavor to file with the SEC (at its sole cost and expense) a registration statement on Form F-1 (the “Registration Statement”) registering the resale of the Registrable Securities (as defined in the Subscription Agreement), and will use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Einride that it will “review” the Registration Statement) and (ii) 5 business days after Einride is notified by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review, subject to customary liquidated damages in the event Einride is unable to meet the filing deadline.

●	From the date of the Subscription Agreements until six months from the effective date of the Registration Statement, Einride will not, without the prior written consent of the Investors who purchased at least a majority of the Ordinary Shares under the Subscription Agreements, issue, enter into any agreement to issue or announce the issuance of any Ordinary Shares, ADSs, or any securities of Einride that would entitle the holder thereof to acquire at any time ADSs or Ordinary Shares, in each case other than certain exempt issuances.

Warrants

The Warrants are exercisable for ADSs (“Warrant ADSs”) at any time after the date of their issuance and expire five years after the date of their issuance. The exercise price per Warrant ADS under the Warrants is $10.90, subject to adjustment as set forth in the Warrant and described below. The Warrants may be exercised on a cashless “net issuance” basis.

The Warrants are subject to a beneficial ownership limitation, at the election of the holder. If the election is made, Einride will not effect any exercise of the Warrants, and a holder will not have the right to exercise any portion of the Warrants, to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and anyone acting as a group together with the holder or any of the holder’s affiliates would beneficially own in excess of 4.9%, 9.9%, 19.9% (or such other amount as the holder may specify) of the ADSs.

The exercise price of the Warrants is subject to adjustment if Einride (i) subdivides or combines (including by way of a reverse share split) the outstanding Ordinary Shares, (ii) issues by reclassification of Ordinary Shares into any capital shares of Einride, (iii) changes the number of Ordinary Shares represented by an ADS, (iv) issues any Ordinary Shares credited as fully paid to shareholders by way of capitalization of profits or reserves, (v) issues or sells pro rata to the record holders of the Ordinary Shares (directly or in the form of ADSs) any rights, options or warrants entitling them to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs), or (vi) declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise.

The exercise price of the Warrants also is subject to a one-time adjustment based on the subsequent market price. If, on the 21st trading day following the six-month anniversary of the effective date of the Registration Statement, the VWAP of the ADSs for the 20 trading day period commencing on the date that is six months after the effective date of the Registration Statement (the “Measurement Price”) is less than the exercise price then in effect, then the Exercise Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00.

In addition, the exercise price of the Warrants is subject to adjustment for subsequent equity issuances. If and whenever during the period commencing on the date of the Subscription Agreements and ending on the expiration date of the Warrants, Einride issues or sells, or is deemed to have issued or sold, any Ordinary Shares (subject to certain exceptions) for proceeds per ADS less than the exercise price then in effect (where the aggregate amount of proceeds received by Einride, together with all prior issuances and sales conducted for the purpose of raising capital by Einride on or after the date of the Subscription Agreements that were excluded from this adjustment by this condition, exceeds $500,000), then immediately after such issuance, the exercise price then in effect shall be reduced to the amount of such proceeds per ADS.

Simultaneously with any adjustment to the exercise price, the number of Warrant ADSs will be increased or decreased proportionately so that the aggregate exercise price remains unchanged.

If a Fundamental Transaction (as defined in the Warrants) occurs, then, upon any subsequent exercise of a Warrant, the holder will have the right to receive, for each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to the beneficial ownership limitation), the number of Ordinary Shares of the successor or acquiring corporation or of Einride, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to the beneficial ownership limitation).

Additional Information

The ADSs and Warrants, and the Warrant ADSs, were offered and sold to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”), based on the fact that the sale was made without any general solicitation or advertising and based on representations that each Investor (a) was a qualified institutional investor or an institutional accredited investor, (b) was not acquiring the securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, (c) understood that the offer and sale of the shares was not registered and acknowledged and agreed the shares generally may not be disposed of absent a registration statement under the Securities Act, subject to certain exceptions, including a disposition pursuant to an applicable exemption from the registration requirements, and (d) has received, and has had the opportunity to review and understand such financials and other information as the Investor deems necessary in order to make an investment decision with respect to the securities.

Forms of the Subscription Agreement and Warrant are filed with this Current Report as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference, and the foregoing description of Subscription Agreements and Warrants is qualified in its entirety by reference thereto.

Item 7.01	Regulation FD Disclosure.

Press Release

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release announcing the consummation of the PIPE.

In accordance with General Instructions B.2 and B.6 of Form 8-K, the information set forth in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by Legato under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward Looking Statements

Neither Legato, Einride nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K and the exhibits filed or furnished herewith include certain “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Legato and Einride, including statements regarding the benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of Einride’s and Legato’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction, Einride’s expected investments in the U.S. market, the anticipated timing of the Transactions, the business of Einride and the markets in which it operates. Legato’s and Einride’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “would,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Einride and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this Current Report on Form 8-K. should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Legato’s and Einride’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the Merger may not be realized; the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Legato’s securities; the amount of redemption requests made by Legato public shareholders and the failure to satisfy the conditions to the consummation of the Merger, including the failure of Legato’s shareholders to approve and adopt the Merger; risks related to the scaling of Einride’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards following the consummation of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; the outcome of any legal proceedings that may be initiated following announcement of the Merger; the combined company’s continued

listing on the Exchange; the risk that the proposed transaction disrupts current plans and operations of Einride as a result of the announcement and consummation of the Merger; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Merger; risks associated with changes in applicable laws or regulations applicable to Einride’s solutions and services and Einride’s international operations; the possibility that the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; supply shortages in the materials necessary for the production of Einride’s solutions; negative perceptions or publicity of Einride; risks related to working with third-party manufacturers for key components of Einride’s solutions; the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of adverse public health developments; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in Legato’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Legato and Einride caution that the foregoing list of factors is not exclusive. Legato and Einride caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Legato nor Einride undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Einride’s registration statement on Form F-4 to be filed by Einride with the SEC (the “Form F-4”), and other documents filed by Einride and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this Current Report on Form 8-K are qualified by these cautionary statements. Einride and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither Einride nor Legato gives any assurance that either Einride or Legato will achieve its expectations. The inclusion of any statement in this Current Report on Form 8-K does not constitute an admission by Einride or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed transaction between Einride and Legato, Einride intends to file the Form F-4 with the SEC which will include Einride’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). After the registration statement is declared effective, Legato plans to mail the definitive Proxy Statement/Prospectus to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EINRIDE, LEGATO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and all other relevant documents filed with the SEC by Einride and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by directing a written request to Einride at Stadsgården 6 116 45 Stockholm, Sweden.

Participants in the Solicitation

Legato, Einride and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Legato in connection with the proposed transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Shareholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. Additional information regarding Legato’s directors and executive officers can also be found in Legato final prospectus dated February 5, 2024 and filed with the SEC on February 6, 2024. These documents are available free of charge as described above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This Current Report on Form 8-K is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
2.1	Amendment No. 1 to Business Combination Agreement, February 26, 2026, by and among Einride AB, Einride Cayman Sub Limited and Legato Merger Corp. III.
4.1	Form of Warrant.
10.1*	Form of Subscription Agreement.
99.1	Press Release.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Legato will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 26, 2026	LEGATO MERGER CORP. III

	By:	/s/ Gregory Monahan
Gregory Monahan
Chief Executive Officer